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FEB 29 2008

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SECUR 08029213 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Faller Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Route 18, Suite 250
(No. and Street)

East Brunswick (City) | New Jersey (State) | 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey E. Faller 732-220-1244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wiss & Company, LLP
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) | Livingston (City) | New Jersey (State) | 07039 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey E. Faller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Faller Company, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer Principal

Title

DONNA M. BASIAGA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 9, 2012

Donna M. Basiaga

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WISS
ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Members of
The Faller Company, L.L.C.

We have audited the accompanying statements of financial condition of The Faller Company, L.L.C. (A Limited Liability Company), as of December 31, 2007 and 2006 and the related statements of income, changes in members' deficiency and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Faller Company, L.L.C. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information, Schedule 1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
February 26, 2008

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2007	December 31, 2006
Cash	$ 24,720	$ 72,292
Commissions receivable from brokers	28,064	22,857
Securities available-for-sale	14,847	3,300
Security deposit	4,547	987
Intangible asset	684,445	684,445
	$ 756,623	$ 783,881

LIABILITIES AND MEMBERS' DEFICIENCY

	2007	2006
LIABILITIES:		
Subordinated loan payable to members	$ 800,000	$ 800,000
Accrued expenses	5,804	6,432
	805,804	806,432
COMMITMENT		
MEMBERS' DEFICIENCY	(49,181)	(22,551)
	$ 756,623	$ 783,881

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME

	Year Ended December 31, 2007	Year Ended December 31, 2006
COMMISSION INCOME	$ 1,445,313	$ 1,444,087
OPERATING EXPENSES:		
Sales salaries	179,338	157,408
Other salaries	123,835	119,059
Payroll taxes	24,820	22,137
Employee benefits	52,462	85,762
Commission expense	17,025	12,946
General insurance	5,099	9,363
Professional fees	14,245	10,817
Rent	28,920	31,282
Office expense	44,653	51,261
Postage and delivery	15,291	12,494
Printing	8,489	15,103
Telephone	11,849	10,653
Advertising	9,685	13,024
Dues and subscriptions	4,961	6,038
Licenses and permits	639	1,139
	541,311	558,486
INCOME FROM OPERATIONS	904,002	885,601
INTEREST EXPENSE	56,000	56,000
NET INCOME	$ 848,002	$ 829,601

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF CHANGES IN MEMBERS' DEFICIENCY

	Total	Members' Deficiency	Accumulated Other Comprehensive Income
BALANCES, DECEMBER 31, 2005	$ (6,121)	$ (6,121)	$ -
YEAR ENDED DECEMBER 31, 2006:			
Distributions to members	(846,031)	(846,031)	-
Net income*	829,601	829,601	-
BALANCES, DECEMBER 31, 2006	(22,551)	(22,551)	-
YEAR ENDED DECEMBER 31, 2007:			
Distributions to members	(886,179)	(886,179)	-
Net income*	848,002	848,002	-
Other comprehensive income* - Unrealized appreciation of securities available-for-sale	11,547	-	11,547
BALANCES, DECEMBER 31, 2007	$ (49,181)	$ (60,728)	$ 11,547

* Total comprehensive income - $859,549 and $829,601 for the years ended December 31, 2007 and 2006, respectively.

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 848,002	$ 829,601
Changes in operating assets and liabilities:		
Commissions receivable from brokers	(5,207)	22,200
Security deposit	(3,560)	-
Accrued expenses	(628)	3,398
Net cash flows from operating activities	838,607	855,199
CASH FLOWS FROM FINANCING ACTIVITY -		
Distributions to members	(886,179)	(846,031)
NET CHANGE IN CASH	(47,572)	9,168
CASH, BEGINNING OF YEAR	72,292	63,124
CASH, END OF YEAR	$ 24,720	$ 72,292
SUPPLEMENTAL CASH FLOW INFORMATION -		
Interest paid	$ 56,000	$ 56,000

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of the Business and Summary of Significant Accounting Policies:

Nature of the Business - The Faller Company, L.L.C. (A Limited Liability Company) (the "Company") is a registered broker dealer that sells annuities and related products. The Company's commissions are substantially earned in New Jersey and Pennsylvania.

Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Available-for-Sale - Securities available for sale are reported at their fair values and consist of 300 common shares of Nasdaq Stock Market, Inc. Unrealized holding gains and losses on securities available for sale are included in other comprehensive income.

Income Recognition - The Company receives commissions from sale of investment company shares to the general public. It also receives commissions from the sale of insurance company products. The commissions are recorded as the related sales are consummated.

Employee 401(k) Retirement Plan - The Company maintains a voluntary contributory savings plan (the "Plan") covering employees who meet certain requirements of age or length of service and elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company is required to contribute 3% of employees annual compensation, subject to certain limitations, which has been included in employee benefits and totaled $19,589 in 2007 and $43,371 and 2006.

Advertising Expense - Advertising costs are expensed as incurred and totaled $9,685 in 2007 and $13,024 in 2006.

Income Taxes - The Company is a limited liability company not subject to income taxes. Accordingly, the financial statements include only those assets, liabilities and results of operations of the members which relate to the business of the Company. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the members.

Reclassification - Certain amounts previously reported have been reclassified to conform to current year presentation.

Note 2 - Intangible Asset:

The intangible asset consists of goodwill, is stated at cost and is tested by the Company for impairment annually. The implied fair value of the intangible asset was determined by discounting projected future cash flows. The implied fair value was deemed to exceed the recorded amount of the intangible asset by the Company. There are many estimates underlying the determination of the implied fair value. Although the Company believes its estimates are reasonable, deviations from estimates could produce a different result.

Note 3 - Subordinated Loan Payable To Members:

Loan payable to members bears interest at 7% per annum, is due June 30, 2009, and is subordinated to the prior payment of any debt due to all other present and future creditors arising out of any matter occurring prior to June 30, 2009. Repayment of this loan is also subject to limitations based on the net capital requirements established by certain regulatory agencies.

There were no changes in the subordinated loan payable to members during the years ended December 31, 2007 and 2006.

Note 4 - Commitment:

The following is a schedule of future minimum rental payments required for the Company's non-cancelable operating leases, at December 31, 2007:

Year Ending December 31,	
2008	$ 27,288
2009	27,288
2010	28,072
2011	28,464
2012	9,488
	$ 120,600

Rent expense for 2007 and 2006 was $28,920 and $31,282 respectively.

Note 5 - Major Customers:

Commission revenues from two registered broker dealers represented 44.0% and 43.7% and 48.1% and 36.4% of total revenues for 2007 and 2006, respectively.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $31,536, which was $26,536 in excess of its required net capital of $5,000. The Company's net capital ratio was .184 to 1.

The Company is subject to State of New Jersey Bureau of Securities regulations N.J.S.A. 49:s-57 and 13:47A-1.5, which require the maintenance of minimum net capital of $10,000. At December 31, 2007, the Company had net capital of $21,536 in excess of its required net capital pursuant to these regulations.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
NET CAPITAL:		
Members' equity (deficiency)	$ (49,181)	$ (22,551)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	800,000	800,000
Deductions and/or charges:		
Non allowable assets:		
Intangible assets	(684,445)	(684,445)
Commissions receivable from brokers	(28,064)	(22,857)
Security deposit	(4,547)	(987)
Net capital before haircut on security position	33,763	69,160
Haircut:		
Security held as an investment	2,227	495
Net capital	$ 31,536	$ 68,665
AGGREGATE INDEBTEDNESS - Accrued expenses	$ 5,804	$ 6,432
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 26,536	$ 63,665
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.184 to 1	.094 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007 AND 2006:		
Net capital as reported in Company's Part IIA Focus Report, as adjusted	$ 31,536	$ 68,665
Net capital per above	$ 31,536	$ 68,665

See accompanying notes to financial statements.

WISS
ACCOUNTANTS
CONSULTANTS

ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Members of
The Faller Company, L.L.C.

In planning and performing our audit of the financial statements of The Faller Company, L.L.C. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WISS & COMPANY, LLP • 354 Eisenhower Parkway, Livingston, NJ 07039 • Phone: 973.994.9400 • Fax: 973.992.6760
NEW YORK • LIVINGSTON • ISELIN
www.wiss.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for information and use of the members of the Company, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
February 26, 2008

END